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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE TO/A
                                 (Rule 14d-100)
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                                AMENDMENT NO. 3
                               (FINAL AMENDMENT)

                            PRIMESOURCE CORPORATION
                           (Name of Subject Company)

                             FPF ACQUISITION CORP.
                        ENOVATION GRAPHIC SYSTEMS, INC.
                          FUJI PHOTO FILM U.S.A., INC.
                             FUJIFILM AMERICA, INC.
                           FUJI PHOTO FILM CO., LTD.
                      (Names of Filing Persons (Offerors))

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                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)

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                                   741593107
                     (CUSIP Number of Class of Securities)
                             Jonathan E. File, Esq.
                       Vice President and General Counsel
                          Fuji Photo Film U.S.A., Inc.
                                555 Taxter Road
                            Elmsford, New York 10523
                           Telephone: (914) 789-8100
      (Name,address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

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                                    Copy to:
                            David L. Finkelman, Esq.
                         Stroock & Stroock & Lavan LLP
                                180 Maiden Lane
                            New York, New York 10038
                            Telephone: 212-806-5400

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                           CALCULATION OF FILING FEE
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Transaction Valuation*                                  Amount of Filing Fee**
$ 65,351,917                                                 $ 13,070
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*   Estimated for purposes of calculating the filing fee only. Calculated by (i) multiplying $10.00, the per share tender offer price, by 6,357,806, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $10.00 in an amount per option equal to the difference between (a) $10.00 and (b) the applicable exercise price, based on 486,621 outstanding options with an average weighted exercise price of $6.35 per share.

**  Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule
    0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

    Amount Previously Paid: $13,070         Filing party: FPF Acquisition Corp.
    Form or Registration No.: Schedule TO   Date Filed: September 11, 2001

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13e-4.

[ ]  going-private transaction subject to Rule 13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.


Check the following box if the filing is a final amendment reporting the results of the tender offer: [X ]

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                         Amendment No. 3 to Schedule TO

         This Amendment No. 3, the final amendment to the Tender Offer Statement on Schedule TO, amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on September 11, 2001, as amended by Amendments No. 1 and 2 (as amended, the "Schedule TO"), and relates to an offer by FPF Acquisition Corp., a Pennsylvania corporation ("Purchaser") and a wholly-owned subsidiary of Enovation Graphic Systems, Inc., a Delaware corporation ("Enovation"), which is a wholly-owned subsidiary of Fuji Photo Film U.S.A., Inc., a New York corporation ("Fuji"), which is a wholly-owned subsidiary of FUJIFILM America, Inc., a Delaware corporation, which is a wholly-owned subsidiary of Fuji Photo Film Co., Ltd., a Japanese corporation, to purchase all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of PrimeSource Corporation, a Pennsylvania corporation (the "Company"), and the associated rights to purchase Shares (the "Rights") issued pursuant to the Rights Agreement between the Company and American Stock Transfer & Trust Company, as Rights Agent, dated as of February 1, 2001, at $10.00 per Share and associated Right, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase"), and in the related Letter of Transmittal (the "Letter of Transmittal," and together with the Offer to Purchase and any amendments or supplements thereto, the "Offer"), copies of which are attached to the Schedule TO as Exhibits (a)(l) and (a)(2), respectively.

         The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below. Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase.

Item 1.     Summary Term Sheet
Item 8.     Interest in Securities of the Subject Company
Item 11.    Additional Information


         Items 1, 8 and 11 of the Schedule TO are hereby amended and supplemented by the following:

         "The Purchaser has accepted for purchase and payment, pursuant to the Offer, all shares which were validly tendered and not withdrawn as of the expiration of the Offer at 12:00 midnight, New York City time, on Tuesday, October 9, 2001. Based on information provided by the Depositary, 5,810,142 Shares (including approximately 34,266 Shares subject to notices of guaranteed delivery or receipt of additional documentation), representing approximately 91.4% of outstanding Shares, were validly tendered pursuant to the Offer and not withdrawn.

         On October 10, 2001, Fuji announced the completion of the Offer and issued a press release, a copy of which is attached hereto as Exhibit (a)(10) and is incorporated herein by reference.

         The Offer will be followed by the Merger between the Company and the Purchaser pursuant to the short-form merger provisions of Pennsylvania law, without the vote of the public shareholders of the Company. Shareholders of the Company who did not tender their shares in the Offer and who do not seek appraisal of their shares pursuant to the applicable provisions of Pennsylvania law will have their shares converted into the right to receive the same $10.00 per share in cash."


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Item 12.  Exhibits

         Item 12 of the Schedule TO is hereby supplemented and, as so supplemented, amended to read in its entirety as follows:

"Item 12.  Exhibits

(a)(1)* Offer to Purchase dated September 11, 2001 (in the form first mailed to shareholders of the Company).
(a)(2)*  Letter of Transmittal.
(a)(3)*  Notice of Guaranteed Delivery.
(a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)*  Summary Advertisement published September 11, 2001.
(a)(8)*  Press release issued by Fuji on September 11, 2001.
(a)(9)*  Press release issued by Fuji on October 2, 2001
(a)(10)  Press release issued by Fuji on October 10, 2001
(d)(1)* Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2)* Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3)* Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan
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*Previously filed."





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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

Dated: October 10, 2001

                               FPF ACQUISITION CORP.

                               By: /s/ Yasuo Tanaka
                                   ----------------------------------------
                               Name: Yasuo Tanaka
                               Title: President

                               ENOVATION GRAPHIC SYSTEMS INC.

                               By: /s/ Yasuo Tanaka
                               ----------------------------------------
                               Name: Yasuo Tanaka
                               Title: President

                               FUJI PHOTO FILM U.S.A., INC.

                               By: /s/ Yasuo Tanaka
                               ----------------------------------------
                               Name: Yasuo Tanaka
                               Title: President

                               FUJIFILM AMERICA, INC.

                               By: /s/ Yasuo Tanaka
                               ----------------------------------------
                               Name: Yasuo Tanaka
                               Title: President

                               FUJI PHOTO FILM CO., LTD.

                               By: /s/ Yasuo Tanaka
                               ----------------------------------------
                               Name: Yasuo Tanaka
                               Title: Director and Executive Vice President


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                                  EXHIBIT INDEX

Exhibit No.
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(a)(1)*  Offer to Purchase dated September 11, 2001 (in the form first mailed to shareholders of the Company).
(a)(2)*  Letter of Transmittal.
(a)(3)*  Notice of Guaranteed Delivery.
(a)(4)* Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(5)* Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(6)* Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(7)*  Summary Advertisement published September 11, 2001.
(a)(8)*  Press release issued by Fuji on September 11, 2001.
(a)(9)*  Press release issued by Fuji on October 2, 2001
(a)(10)  Press release issued by Fuji on October 10, 2001
(d)(1)* Agreement and Plan of Merger dated as of September 4, 2001 among Fuji, Enovation, Purchaser and the Company.
(d)(2)* Confidentiality Agreement dated December 11, 2000 by and among Fuji, Heartland Imaging Companies, Inc. and the Company.
(d)(3)* Employment Agreement, dated as of September 4, 2001, between Enovation and James F. Mullan
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*Previously filed.